

May 26, 2022

Liao Jinqi
Chief Executive Officer
ZKGC New Energy Ltd
12 Xinxiangdi Jiari
Laocheng Town, Chengmai County
Hainan Province 571924
People's Republic of China

> **Re: ZKGC New Energy Ltd**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed May 13, 2022**
> **File No. 333-262334**

Dear Mr. Jinqi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed May 13, 2022

Exhibit 23.4 - Consent of Independent Registered Public Accounting Firm, page II-6

1.  Please have your auditor provide you with an updated consent.

General

2.  Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to

Russia's Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

3.    We note your disclosure that to the extent a quarantine reduced traffic in Hainan, the business of Hainan ZKGC would be adversely affected.  Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China and (2) the impact of consumer demand declines in China.  In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters.  Please contact Patrick Fullem at (202) 551-8337 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Robert Brantl